Sub-Item 77J: Revaluation of assets or restatement of capital share account

On October 23, 2002, the Registrant's Board of Trustees approved a change in the pricing methodology for debt securities held by its non-money market funds so that such securities (other than short-term debt securities which are to be valued at amortized cost) are priced at their last bid price, rather than at the mean between the bid and asked prices, effective on the Valuation Date (as defined in the Agreements and Plans of Reorganization relating to the acquisition of such funds by corresponding funds in the Liberty and Columbia Family of Funds) or such earlier date as deemed appropriate by the Registrant's officers. This change was effected so that the pricing methodology would be compatible with that used by the corresponding Liberty and Columbia funds.